D&H OPERATIONS LLC

REVIEWED FINANCIAL STATEMENTS

FROM INCEPTION (MARCH 24, 2023)
PERIOD ENDED AUGUST 31, 2023



COLON ESPADA ACCOUNTING GROUP
CERTIFIED PUBLIC ACCOUNTANTS

September 11, 2023

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Directors and Members
D&H Operations LLC
San Juan, Puerto Rico

I have reviewed the accompanying financial statements of D&H Operations LLC (the Company) which compromise the balance sheets as of August 31, 2023, and the related statements of operations and changes in members' equity and cash flows for the period from Inception (March 24, 2023) to August 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the fair preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America

Certified Public Accountant

License No. 2898 Expires Dec. 1, 2024
Stamp number 02797572 was affixed
to the original of this report.

D&H OPERATIONS LLC

BALANCE SHEET
(Unaudited)

AUGUST 31, 2023

A S S E T S

CURRENT ASSETS	$	-0-

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	$	-0-
MEMBER'S EQUTY		-0-
	$	-0-

See notes to financial statements.

D&H OPERATIONS LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
(Unaudited)

PERIOD ENDED AUGUST 31, 2023

REVENUES	$ -0-
DIRECT COSTS	-0-
COST OF CONTRACTS AND EXPENSES	-0-
NET INCOME	-0-
MEMBERS' EQUITY INCEPTION DATE (March24, 2023)	-0-
MEMBERS' EQUITY ENDING BALANCE	$-0-

See notes to financial statements.

D&H OPERATIONS LLC

STATEMENT OF CASH FLOWS
(Unaudited)

PERIOD ENDING AUGUST 31, 2023

Increase (Decrease) in Cash

OPERATING ACTIVITIES:	
Net earnings	$ - 0 -
NET INCREASE IN CASH	- 0 -
CASH, beginning of year	- 0 -
CASH, end of year	$ -0-

See notes to financial statements.

D&H OPERATIONS LLC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2023

A. REPORTING ENTITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) D&H Operations LLC (the Company) was established in 2023 under the laws of the Commonwealth of Puerto Rico. The Company's primary objective is to operate a dog park in San Juan, Puerto Rico, offering experiences and entertainment for the whole family. Additionally, it is authorized to engage in any purpose or commercial activity allowed by the laws of the Commonwealth of Puerto Rico and the United States of America. This includes utilizing its own resources, securing loans, employing personnel, and collaborating with third parties through the hiring of professional services, joint ventures, commercial agreements, or any other legally permissible form.

The main goal of the Company is to create a theme park for dogs and a beer garden for humans, all within an eco-friendly environment, surrounded by nature, providing ample space, and ensuring safety. At the dog park, dogs can freely play, exercise, and socialize, while their human companions can enjoy a variety of attractions, entertainment, including beer, delicious food, and activities designed to cater to both dogs and their owners.

We would like to draw attention to the operational structure of the entity under review, D&H Operations LLC. D&H Operations LLC plays a pivotal role in managing and operating a theme park designed for dog and nature enthusiasts, offering a range of experiences and entertainment suitable for families. Moreover, this entity is authorized to engage in any lawful commercial activities permitted by the laws of the Commonwealth of Puerto Rico and the United States of America.

A noteworthy aspect of D&H Operations LLC's operations is its lease agreement with Dogs and Humans LLC. Under this agreement, D&H Operations LLC has secured access to both infrastructure and land for an extended term of 20 years. It is imperative to emphasize that Dogs and Humans LLC and D&H Operations LLC are distinct legal entities, each maintaining separate commercial accounts.

In this particular arrangement, Dogs and Humans LLC assumes the responsibility of capital investment in essential infrastructure. Conversely, D&H Operations LLC, operating as a lessee, fulfills its obligations by remitting rent payments in exchange for the utilization of said infrastructure. This contractual arrangement ensures a clear demarcation of responsibilities and financial operations between the two entities, allowing for a comprehensive understanding of the financial landscape in which D&H Operations LLC operates.

(2) On September 2023 the Company opened an operational bank accunt with BancoPopular de Puerto Rico.